UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Herbert M. Baum
   15501 North Dial Boulevard
Suite 2212
   AZ, Scottsdale 85260-1619
2. Issuer Name and Ticker or Trading Symbol
   The Dial Corporation (DL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   4/17/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman, President & Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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The Dial Corporation|      |      |    | |                  |   |           |4889               |D     |                           |
 Common Stock       |      |      |    | |                  |   |           |                   |      |                           |
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The Dial Corporation|3/31/ |      |I   |V|102.688           |A  |           |1629.404 1         |I     |By 401(k) Savings Plan     |
 Common Stock (401(K|2003  |      |    | |                  |   |           |                   |      |                           |
) Stock Holdings)   |      |      |    | |                  |   |           |                   |      |                           |
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The Dial Corporation|      |      |    | |                  |   |           |2368.482079        |D     |                           |
 Common Stock (Emplo|      |      |    | |                  |   |           |                   |      |                           |
yee Stock Purchase P|      |      |    | |                  |   |           |                   |      |                           |
lan)                |      |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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Phantom Stock|1-for-1 |4/17/ 2|      |A   | |4.641721   |A  |2    |     |The Dial Cor|4.6417 |19.4550|2647.94959  |D  |            |
 Units       |        |003    |      |    | |           |   |     |     |poration Com|       |0      |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|16.5313 |       |      |    | |           |   |3    |08/08|The Dial Cor|       |       |5500        |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2007|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|14.3750 |       |      |    | |           |   |3    |01/27|The Dial Cor|       |       |9400        |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2007|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|23.1563 |       |      |    | |           |   |3    |08/20|The Dial Cor|       |       |3900        |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2008|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|27.0000 |       |      |    | |           |   |3    |8/19/|The Dial Cor|       |       |3300        |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |2009 |poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|13.5000 |       |      |    | |           |   |4    |01/26|The Dial Cor|       |       |225000      |D  |            |
ht To Buy    |        |       |      |    | |           |   |     |/2011|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|11.8750 |       |      |    | |           |   |4    |08/08|The Dial Cor|       |       |375000      |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2010|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|17.7700 |       |      |    | |           |   |4    |03/12|The Dial Cor|       |       |225000      |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2010|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Phantom Stock|1-for-1 |4/17/ 2|      |A   | |72.9940482 |A  |5    |     |The Dial Cor|72.994 |       |22752.150039|D  |            |
 Units       |        |003    |      |    | |           |   |     |     |poration Com|       |       |59          |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Phantom Stock|1-for-1 |4/17/ 2|      |A   | |291.9756738|A  |6    |     |The Dial Cor|291.975|       |91008.286912|D  |            |
 Units       |        |003    |      |    | |           |   |     |     |poration Com|7      |       |6           |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Between January 1 and March 31, 2003, the reporting person acquired 102.69 shares of The Dial Corporation Common Stock under The Dial Corporation 401(k) Savings Plan.
2. On April 17, 2003, the reporting person acquired 4.64 phantom stock units at a price of $19.455 as a result of a dividend payment under the Corporations Directors Deferred Compensation Plan.
3. Annual stock option award granted pursuant to the 1996 Stock Incentive Plan. 50% of the options are exercisable one year after grant and 100% exercisable two years after grant.
4. Granted pursuant to the 1996 Stock Incentive Plan. 1/3 of the options vest on the first anniversary of the grant date; 1/3 vest after the second anniversary of the grant date; and the final 1/3 vest after the third anniversary of the grant date. All op tions vest in the event of a change in control. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash i
5. On April 17, 2003, the reporting person acquired 72.99 discount phantom stock units at a price range of $19.34 to $19.46 as a result of dividend and salary deferral payments under the Corporation's Management Deferred Compensation Plan, but which vest at the end of the second plan year following the plan year in which such units were acquired.
6. On April 17, 2003, the reporting person acquired 291.98 phantom stock units at a price range of $19.34 to $19.46 as a result of divdend and salary deferral payments under the Corporation's Management Deferred Compensation Plan. SIGNATURE OF REPORTING PERSON
Herbert M. Baum
/s/ Dianne B. Stoehr  Attorney-In-Fact